UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*


Tuniu Corporation
(Name of Issuer)

American depository shares, each representing three Class A ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

89977P106
(CUSIP Number)

Prime Capital Management Company Limited
Unit 2303,23/F
Low Block,Grand Millennium Plaza
181 Queens Road, Central
Hong Kong, PRC
Attention : YIJUN LIU
Telephone :(852)36025100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 29, 2014
(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[x]



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section
18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 89977P106      SCHEDULE 13D        Page 2 of 13 Pages

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS(ENTITIES ONLY)

Prime Capital Management (Cayman) Limited


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a)
(b) x

3.SEC USE ONLY


4.SOURCE OF FUNDS(SEE INSTRUCTIONS)

OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)


6.CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

7.SOLE VOTING POWER

0

8.SHARED VOTING POWER

7,167,465
(upon conversion of the American Depositary Shares)


9.SOLE DISPOSITIVE POWER

0

10.SHARED DISPOSITIVE POWER

7,167,465
(upon conversion of the American Depositary Shares)


11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,167,465
(upon conversion of the American Depositary Shares)


12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES(see instructions)


13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.1%


14.TYPE OF REPORTING PERSON(see instructions)

IA




CUSIP No. 89977P106      SCHEDULE 13D         Page 3 of 13 Pages

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Prime Capital Management Company Limited


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)


(a)
(b) x


3.SEC USE ONLY


4.SOURCE OF FUNDS(SEE INSTRUCTIONS)

OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)



6.CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

7.SOLE VOTING POWER

0

8.SHARED VOTING POWER

7,167,465
(upon conversion of the American Depositary Shares)


9.SOLE DISPOSITIVE POWER

0

10.SHARED DISPOSITIVE POWER

7,167,465
(upon conversion of the American Depositary Shares)


11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,167,465
(upon conversion of the American Depositary Shares)


12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES(see instructions)


13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.1%


14.TYPE OF REPORTING PERSON(see instructions)


IA


CUSIP No. 89977P106    SCHEDULE   13D        Page 4 of 13 Pages

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Dragon Billion China Master Fund


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(see instructions)


(a)
(b) x


3.SEC USE ONLY


4.SOURCE OF FUNDS(SEE INSTRUCTIONS)

OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)



6.CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

7.SOLE VOTING POWER

0

8.SHARED VOTING POWER

6,879,420
(upon conversion of the American Depositary Shares)


9.SOLE DISPOSITIVE POWER

0

10.SHARED DISPOSITIVE POWER

6,879,420
(upon conversion of the American Depositary Shares)


11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,879,420
(upon conversion of the American Depositary Shares)


12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES(see instructions)


13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.3%


14.TYPE OF REPORTING PERSON(see instructions)

OO


CUSIP No:89977P106  SCHEDULE 13D          Page 5 of 13 Pages


1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Yijun Liu


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)     x

3.SEC USE ONLY


4.SOURCE OF FUNDS(SEE INSTRUCTIONS)

OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(D) OR 2(E)


6.CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

7.SOLE VOTING POWER

0

8.SHARED VOTING POWER

7,167,465
(upon conversion of the American Depositary Shares)


9.SOLE DISPOSITIVE POWER

0

10.SHARED DISPOSITIVE POWER

7,167,465
(upon conversion of the American Depositary Shares)


11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,167,465
(upon conversion of the American Depositary Shares)


12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES(see instructions)


13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.1%


14.TYPE OF REPORTING PERSON(see instructions)

IN,HC


CUSIP No: 89977P106    SCHEDULE  13D       Page 6 of 13 Pages


ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this Statement) relates to the Class A Ordinary Shares, $0.0001 par value per share (Class A Shares), of Tuniu
Corporation, a Cayman Islands corporation (the Company).
The principal executive offices of the Company are located at Tuniu Building, No.699-32, Xuanwudadao,
Xuanwu District, Nanjing, Jiangsu Province 210042,
People's Republic of China, 86 25 8685-3969.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) Name of person filing:

This statement is being jointly filed on behalf of each of the following persons (together, the Reporting Persons):

(i)	Prime Capital Management (Cayman) Limited
        (Prime Capital Cayman)
(ii)	Prime Capital Management Company Limited
        (Prime Capital HK)
(iii)	Dragon Billion China Master Fund (the Fund)
(iv)	Mr. Yijun Liu (Mr. Liu)


(b) Address of the Principal Office of Prime Capital HK and Mr. Liu is:

Unit 2303, 23/F,Low Block
Grand Millennium Plaza
181 Queens Road Central
Hong Kong

Address of the Principal Office of Prime Capital
Cayman and the Fund is:

c/o Campbells Corporate Services Limited
Floor 4, Willow House, Cricket Square
P.O. Box 268
George Town
Grand Cayman KY1-1104
Cayman Islands

(c) This statement relates to Class A ordinary shares of the Issuer held by the Fund and the managed account in the form of American Depositary Shares. The principal business of the Fund and the managed account is to acquire,hold and dispose of securities for investment purposes. Prime Capital Cayman and Prime Capital HK are the Investment Manager and the Investment Adviser, respectively, for the Fund and have been granted discretion over the portfolio investments of the Fund, including the Issuer's American Depositary Shares. Prime Capital Cayman and Prime Capital HK are the Investment Advisor and the Investment Affiliate Advisor, respectively, for the managed account and have been granted discretion over the portfolio investments of the managed account, including the Issuer's American Depositary Shares. Prime Capital HK is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940.
Mr. Liu is the Director of Prime Capital Cayman, Prime Capital HK and the Fund, and Mr.Liu is also the portfolio manager of the Fund.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Citizenship:

Prime Capital HK is a Hong Kong limited company.  Prime Capital
Cayman and the Fund are Cayman Islands exempted companies.
Mr. Liu is a citizen of the People's Republic of China.


CUSIP Number: 89977P106    SCHEDULE  13D     Page 7 of 13 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 3.

In the Company's initial public offering, the Fund acquired an aggregate of 2,100,000 Class A Shares in the form of 700,000 American Depository Shares, at a purchase price of $9.00 per American Depository Shares or approximately $6,300,000 in the aggregate. Every one American Depository Share represents three Class A Shares.

Details of the acquisition since the first acquisition are included in Exhibit A and Exhibit B, both of which are attached hereto.All of the transactions have been executed in the open market.

Beneficial ownership of the Class A Shares to which this statement relates was acquired by the Reporting Persons with the working capital of the Fund and the managed account.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, which review may be based on various factors, including the Company's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Company or dispose of all or a portion of the securities of the Company that the Reporting Persons now own or may hereafter acquire.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.


CUSIP Number: 89977P106    SCHEDULE  13D     Page 8 of 13 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.


(a) The aggregate number of Class A Shares and the percentage of total outstanding Class A Shares beneficially owned by the Reporting Persons is set forth below.

The percentages used in this Item 5 are calculated based on 35,666,666 Class A ordinary shares outstanding as of May 09, 2014 as reported in the Issuer's Form
424(B)(4) dated May 08, 2014. Beneficial ownership information is presented as of the filing date.


Amount beneficially owned:  As of the filing date, Prime
Capital HK , Prime Capital Cayman and Mr. Liu may be deemed to be the beneficial owner of 7,167,465 Class A ordinary shares (upon conversion of the American Depository Shares) and the Fund may be deemed to be the beneficial owner of 6,879,420 Class A ordinary shares (upon conversion of the American Depository Shares)

Percent of class:

(i) Prime capital HK, Prime Capital Cayman and Mr. Liu:  20.1%
(ii) the Fund:  19.3%

(b) Number of shares as to which the person has:

Sole power to vote or to direct the vote : 0

Shared power to vote or to direct the vote  :

(i) Prime capital HK, Prime Capital Cayman and Mr. Liu:    7,167,465

(ii) the Fund:   6,879,420


Sole power to dispose or to direct the disposition of : 0

Shared power to dispose or to direct the disposition of

(i) Prime capital HK, Prime Capital Cayman and Mr. Liu:  7,167,465
(ii) the Fund:  6,879,420

(c) This Schedule 13D is being filed to report the acquisition of beneficial ownership of American Depositary Shares by the Reporting Persons. Details of the acquisition since the first acquisition are included in Exhibit A and Exhibit B, both of which are attached hereto. All of the transactions have been executed in the open market.


(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class
A Shares beneficially owned by the Reporting Persons.

(e) Not applicable.


CUSIP Number: 89977P106    SCHEDULE  13D     Page 9 of 13 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

This Item 6 is not applicable.


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A Transactions in American Depositary Shares by
          Dragon Billion China Master Fund since the first acquisition


Exhibit B Transactions in American Depositary Shares by the managed account since the first acquisition




CUSIP No. 89977P106	 SCHEDULE 13D     Page 10 of 13 Pages


Certifications.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.





CUSIP No.  89977P106	 SCHEDULE 13D   Page 11 of 13 Pages



JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Statement on Schedule 13D relating to the beneficial ownership of Class A Ordinary Shares, $0.0001 par value per share, of Tuniu Corporation, and any further amendments thereto, is being filed with the Securities and Exchange Commission on behalf of each of them. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SIGNATURES


Date: September 8, 2014
YIJUN LIU


By: /s/__YIJUN LIU__
Name: YIJUN LIU


Date: September 8, 2014
PRIME CAPITAL MANAGEMENT COMPANY LIMITED


By: /s/_LING JIE_
Name:  LING JIE
Title: DIRECTOR


Date:September 8, 2014
PRIME CAPITAL MANAGEMENT (CAYMAN) LIMITED



By: /s/_LING JIE_
Name:  LING JIE
Title: DIRECTOR



CUSIP No.  89977P106	 SCHEDULE 13D	 Page 12 of 13 Pages



Date: September 8, 2014
DRAGON BILLION CHINA MASTER FUND


By: /s/_LING JIE_
Name:  LING JIE
Title: DIRECTOR


CUSIP No.  89977P106	 SCHEDULE 13D	 Page 13 of 13 Pages

Exhibit A Transactions in American Depositary Shares by Dragon Billion China Master Fund since the first acquisition


Trade Date     B/S	Qty	Price($)Consideration($)
29-Aug-14	B	65965	18.37	-1213334
29-Aug-14	B	108865	18.43	-2009474
29-Aug-14	B	12797	18.42	-236396
28-Aug-14	B	7737	18.51	-143563
28-Aug-14	B	1528	18.50	-28344
28-Aug-14	B	12896	18.51	-238901
11-Aug-14	S	-47677	24.14	1149820
11-Aug-14	S	-15733	24.18	379619
11-Aug-14	S	-802	24.15	19360
8-Aug-14	S	-25047	24.28	607647
8-Aug-14	S	-24272	24.23	586784
8-Aug-14	S	-13869	24.00	332155
7-Aug-14	S	-47493	24.07	1142162
2-Jul-14	B	52201	16.52	-862883
12-May-14	B	93761	10.00	-942298
9-May-14	B	100889	9.82	-995875
9-May-14	B	738085	9.86	-7294568
9-May-14	B	573309	10.00	-5750060
8-May-14	B	700000	9.00	-6300000



Exhibit B Transactions in American Depositary Shares by the managed account since the first acquisition

Trade Date      B/S	Qty	Price($)Consideration($)
29-Aug-14	B	5095	18.43	-94046
29-Aug-14	B	3087	18.37	-56781
29-Aug-14	B	599	18.42	-11065
28-Aug-14	B	604	18.51	-11189
28-Aug-14	B	72	18.50	-1336
28-Aug-14	B	363	18.51	-6736
11-Aug-14	S	-737	24.18	17783
11-Aug-14	S	-2232	24.14	53829
11-Aug-14	S	-38	24.15	917
8-Aug-14	S	-1136	24.23	27463
8-Aug-14	S	-1173	24.28	28457
8-Aug-14	S	-650	24.00	15567
7-Aug-14	S	-2223	24.07	53461
2-Jul-14	S	-52201	16.52	861819
12-May-14	B	6239	10.00	-62702
9-May-14	B	38006	10.00	-381185
9-May-14	B	48929	9.86	-483570
9-May-14	B	53411	9.82	-527220